                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-40597
PROSPECTUS

                                1,000,000 SHARES


                            ASYST TECHNOLOGIES, INC.

                                  COMMON STOCK

                              ___________________


     This Prospectus relates to 1,000,000 shares of Common Stock, no par value (the "Common Stock") which are being offered and sold by certain stockholders (the "Selling Shareholders") of Asyst Technologies, Inc. (the "Company"). The Selling Shareholders, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market or in privately negotiated transactions. The Selling Shareholders and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Selling Shareholders" and "Plan of Distribution."

     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "ASYT." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on December 1, 1997 was $31.375 per share.

                              ____________________

  THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.  SEE "RISK FACTORS" ON PAGE 4.
                             _____________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


     No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $50,000. The aggregate proceeds to the Selling Shareholders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any. See "Plan of Distribution."

     The Company has agreed to indemnify the Selling Shareholders, and the Selling Shareholders have agreed to indemnify the Company against certain liabilities, including liabilities under the Act.

December 2, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").
Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006.

     A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

     The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Commission. The address of the site is http://www.sec.gov.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus:

     (i) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, as amended;

     (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

     (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;

     (iv) The Company's current Report on Form 8-K filed with the Commission on October 10, 1997;

     (v) The Company's Proxy Statement for its annual meeting of shareholders held on September 30, 1997 (other than the portions thereof identified as not deemed filed with the Commission); and

     (vi) The Description of Capital Stock contained in the Company's Form S-1 Registration Statement filed with the Commission on February 21, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to Asyst Technologies, Inc.,
Attention: Douglas J. McCutcheon, 48761 Kato Road, Fremont, California 94538, telephone (510) 661-5000.

                                  THE COMPANY

     The Company was incorporated in California in 1984. Unless the context otherwise requires, references in this Prospectus to the "Company" or "Asyst" refer to Asyst Technologies, Inc. and its subsidiaries. The Company's executive offices are located at 48761 Kato Road, Fremont, California 94538, and its telephone number is (510) 661-5000.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed in the forward-looking statements that involve risks and uncertainties, including those set forth below. Prospective investors should consider the following factors in evaluating the Company and its business before purchasing any shares of the Common Stock offered hereby.

     VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's revenues and operating results can fluctuate substantially from quarter to quarter depending on such factors as the timing of significant customer orders, the timing of product shipments, variations in the mix of products sold, new product introductions by the Company, changes in customer buying patterns, fluctuations in the semiconductor equipment market, availability of key components and general trends in the world economy. The procurement process of the Company's customers is typically six to twelve months or longer from initial inquiry to order and may involve competing capital budget considerations, thus making the timing of customer orders uneven and difficult to predict. Any delay or failure to receive anticipated orders could adversely affect the Company's financial performance. A significant portion of the Company's net sales in any quarter is typically derived from a small number of long-term, multimillion dollar customer projects involving an upgrade of an existing facility, the construction of a new facility or the shipping of a single or multiple automation solution(s) of up to several million dollars in revenue recognition. The Company typically cannot ship its products until the facility and/or the process tools housed in the facility are ready, and thus faces uncertainty in the scheduling of shipments due to many factors beyond its control. Customers generally may cancel or reschedule shipments with limited or no penalty. In addition, due to production cycles and customer requirements, the Company often ships significant quantities of products in the last month of the quarter. This factor increases the risk of unplanned fluctuations in net sales since management has limited opportunity to take corrective actions should a customer reschedule a shipment or otherwise delay an order during the last month of the quarter. Moreover, a shortfall in planned net sales in a quarter as a result of these factors could have a material adverse effect on the Company's operating results for the quarter. Given these factors, the Company expects that quarter to quarter performance will fluctuate for the foreseeable future and consequently that quarter to quarter comparisons will not be meaningful.

     ACCEPTANCE OF MINIENVIRONMENT TECHNOLOGY BY CUSTOMERS

     Since 1995, substantially all of the Company's revenues have been from sales of minienvironment systems and related products to a small number of semiconductor manufacturers, and the Company expects that sales of such systems will continue to account for a majority of revenues for the foreseeable future. Given that the use of minienvironment systems represents an alternative to the conventional cleanroom approach utilized by semiconductor manufacturers, the Company believes that its growth prospects depend in large part upon its ability to gain acceptance by a broader group of customers of the efficacy of the Company's minienvironment technology. Because of the large capital commitment involved in the construction and operation of a semiconductor manufacturing facility, the decision by a semiconductor manufacturer to make a large-scale deployment of the Company's products involves significant organizational, technological and financial commitments by the semiconductor manufacturer. While the Company actively promotes the acceptance of minienvironment technology and has as customers several semiconductor manufacturers that can serve as influential reference accounts, there can be no assurance that the Company will be successful in obtaining broader acceptance of its products and technology.

     CUSTOMER CONCENTRATION

     A significant portion of the Company's net sales is derived from a small number of customers. Sales of the Company's products to Taiwan Semiconductor Manufacturing Co., Ltd. ("TSMC") accounted for approximately 32 percent, 21 percent and 14 percent of the Company's net sales during fiscal 1995, 1996 and 1997, respectively. During the first six months of fiscal year 1998, TSMC accounted for 38 percent of the Company's sales. The top ten customers for each of the first and second quarters of fiscal year 1998 represented approximately 73 percent of sales. The Company's projects are typically completed within a six to eighteen month period from when the customer's purchase order is initially received. As these projects are completed, business from these customers will decline substantially unless they undertake additional projects incorporating the Company's products. Although the Company has received new orders from existing customers, including TSMC and many other existing customers during the six months ended September 30, 1997, if additional projects are not initiated by existing customers, the performance of the Company will depend on securing business from new customers. While the Company is pursuing a number of new customer opportunities, there can be no assurance that the Company will be successful in its sales and marketing efforts, and any significant weakening in customer demand would have a material adverse effect on the Company.

     DEPENDENCE ON SEMICONDUCTOR INDUSTRY

     The Company's business depends upon the capital expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The semiconductor industry is cyclical and has historically experienced periodic downturns. These downturns are difficult to predict and have often had a severe adverse effect on the semiconductor industry's demand for semiconductor processing equipment. The Company believes that its future performance will be adversely affected from time to time by such industry downturns.

     RETENTION AND RECRUITMENT OF KEY PERSONNEL

     The Company's success depends to a significant extent upon a small number of senior management and technical personnel. The loss of the services of one or more of these key persons could have a material adverse effect on the Company. The Company's future success will depend in large part upon its ability to recruit and retain highly skilled technical, managerial, financial and marketing personnel, who are in great demand. A failure to retain, acquire and/or adequately train such persons could have a material adverse impact on the Company.

     MANAGEMENT OF GROWTH AND PERSONNEL CHANGES

     The Company has recently experienced extremely rapid growth in the number of its employees and the geographic area of its operations. The growth of the Company's business and the expansion of the Company's customer base have placed a significant strain on the Company's management, operations and financial systems. The Company has implemented a management development program to augment the skill base of its managers. Additionally, the Company attempts to maintain a competitive compensation program and work environment that stimulates and challenges its people. The Company's future operating results will be dependent in part on its ability to continue to implement and improve its operating and financial controls and management information systems and to expand, train and manage its management and employee base. In the extremely competitive employment markets that the Company operations in, employee turnover could have a material adverse effect on the Company.

     COMPETITION

     The Company currently has direct competition with respect to its Asyst-SMIF System and SMART-Traveler System products, with its principal competition coming from conventional approaches to solving the contamination and manufacturing control problems of the semiconductor manufacturing industry. The semiconductor equipment industry, however, is highly competitive in general, and there can be no assurance that one or more potential competitors will not enter the Company's market. During the past several years, several companies, have begun offering one or more products that compete with the minienvironment products of the Company. As a result of new competition in the minienvironment systems marketplace, the Company may encounter competition which could have a negative effect on the Company's operating results. In addition, the Company's software subsidiary has several competitors in the software integration business and is in a business that does not present significant capital barriers to new entrants. The Company faces potential competition from a number of companies, including semiconductor equipment and cleanroom construction companies, some of which may have greater name recognition, more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technical and personnel resources than those available to the Company. There can be no assurance that the Company will be able to compete successfully in the future.

     DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGIES

     Semiconductor equipment and processes are subject to rapid technological change. The development of more complex integrated circuits has driven the need for new facilities, equipment and processes to produce such devices at acceptable cost and yield. The Company believes that its future success will depend in part upon its ability to continue to enhance its existing products to meet customer needs and to develop and introduce new products which maintain technological leadership. There can be no assurance that the Company's product development efforts will be successful or that the Company will be able to respond effectively to technological change.

     DEPENDENCE ON KEY SUPPLIERS

     Certain of the components and subassemblies included in the Company's products are obtained from a single supplier or a limited group of suppliers. Although to date the Company has experienced only minimal delays in receiving goods from its key suppliers, disruption or termination of these sources could have a temporary adverse effect on the Company's operations. The Company believes that in time alternative sources could ordinarily be obtained and qualified to supply these products, but a prolonged inability to obtain certain components could have an adverse effect on the Company's operating results and could result in damage to customer relationships.

     PATENTS AND PROPRIETARY RIGHTS

     The Company relies on a combination of patent, trade secret and copyright protection to establish and protect its intellectual property. While the Company intends to protect its patent rights vigorously, there can be no assurance that any patents held by the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The Company also relies on trade secrets that it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or be independently developed by others. There has been substantial litigation regarding patent and other intellectual property rights in semiconductor related industries. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by the Company, which by itself could have a material adverse effect on the Company's financial condition and operating results. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's financial condition and results of operations.

     RISKS OF INTERNATIONAL OPERATIONS

     Approximately 59 percent, 47 percent, 56 percent and 66 percent of the Company's net sales for the years ended March 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997, respectively, were attributable to sales outside the United States, primarily in Taiwan, Japan, Europe and Singapore. In the first six months of fiscal year 1998, bookings outside of the United

States increased to 63 percent of total bookings in the period, with Taiwan representing 43 percent of such total bookings. The Company expects that international sales will continue to represent a significant portion of its total revenues. Sales to customers outside the United States are subject to risks, including exposure to currency fluctuations, the imposition of governmental controls, the need to comply with a wide variety of foreign and U.S. export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with foreign sales, the greater difficulty of administering business overseas and local and regional economic conditions. As of September 30, 1997, March 31, 1997 and 1996, approximately 68 percent, 71 percent and 41 percent, respectively, of accounts receivable were due from international customers located primarily in Taiwan, Thailand, Singapore and Japan. Receivable collection and credit evaluation in new geographies and countries challenge the Company's ability to avert such risks. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States. Although to date the Company's results of operations have not been adversely affected by currency exchange rate fluctuations because the Company has invoiced substantially all of its international sales in United States dollars, there can be no assurance that the Company's results of operations will not be adversely affected by currency fluctuations in the future.

     ANTI-TAKEOVER MEASURES

     The Company's Articles of Incorporation and Bylaws include provisions that may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company. These provisions include certain advance notice procedures for nominating candidates for election to the Board of Directors, a provision eliminating shareholder actions by written consent and a provision under which only the Board of Directors or shareholders holding at least 10% of the outstanding Common Stock may call special meetings of the shareholders. The Company has entered into agreements with its officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to the Company.

     POTENTIAL ADVERSE EFFECT OF AUTHORIZED BUT UNISSUED PREFERRED STOCK ON HOLDERS OF COMMON STOCK; ANTI-TAKEOVER EFFECTS

     The Board of Directors has authority to issue up to 4,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the shareholders. The rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock.

     POTENTIAL VOLATILITY OF STOCK PRICE

     The Company believe factors such as quarterly fluctuations in results of operations, announcements of new orders by the Company or its competitors and changes in either earnings estimates of the Company or investment recommendations by stock market analysts may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years, the stock market in general and shares of technology companies in particular have experienced extreme price fluctuations, and such extreme price fluctuations may continue. These broad market and industry fluctuations may adversely affect the market price of the Company's Common Stock.

     ADDITIONAL FINANCINGS

     Future sales of substantial amounts of Common Stock in the public market could have an adverse effect on the price of Common Stock. Such sales might also impair the Company's ability to raise additional funds through equity financing. In such event, to the extent that funds generated from operations, together with the

Company's existing capital resources, are insufficient to meet the Company's capital requirements, the Company will be required to rely on alternative sources of funding, including debt financing, corporate partnering arrangements and capital lease transactions. No assurance can be given that additional financing will be available or, if available, will be available on acceptable terms.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders in the offering.

                              SELLING SHAREHOLDERS

     The following table sets forth the names of the Selling Shareholders, the number of shares of Common Stock owned beneficially by each of them as of October 31, 1997 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Shareholders. The Selling Shareholders may offer all, some or none of their Common Stock.


                                            SHARES BENEFICIALLY                             SHARES BENEFICIALLY OWNED
                                        OWNED PRIOR TO OFFERING (1)                            AFTER OFFERING(1)(3)
                                       ------------------------------   NUMBER OF SHARES   ----------------------------
                NAME                      NUMBER         PERCENT(2)      BEING OFFERED       NUMBER        PERCENT(2)
------------------------------------   -------------   --------------   ----------------   -----------   --------------
Putnam Asset Allocation Funds-
 Balanced Portfolio(4)..............       23,000             *               7,800           15,200            *
Putnam Asset Allocation Funds-
 Conservative Portfolio(4)..........        4,050             *               1,350            2,700            *
Putnam Asset Allocation Funds-
 Growth Portfolio(4)................       27,350             *               9,150           18,200            *
Putnam OTC & Emerging
 Growth Fund(4).....................    1,293,300          10.9%            904,600          388,700          3.3%
Putnam Variable Trust-Putnam   VT
 Global Asset Allocation Fund(4)....        6,200             *               2,100            4,100            *
Putnam Voyager Fund II(4)...........      103,660                            75,000           28,660
                                        ---------      ---------          ---------        ---------     ---------
                                        1,457,660          12.3%          1,000,000          457,660          3.9%

--------------

*    Less than one percent.

(1) Unless otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

(2) Applicable percentage of ownership is based on 11,853,935 Common Stock outstanding on October 31, 1997.

(3)  Assumes the sale of all shares offered hereby.

(4) Putnam Investment Management, Inc. ("PIM"), the investment advisor to the Putnam family of mutual funds, has shared dispositive power over the shares. PIM is a wholly-owned subsidiary of Putnam Investments, Inc. ("PI"). PI is a subsidiary of Marsh & McLennan Companies, Inc.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock offered by the Selling Shareholders may be sold from time to time to purchasers directly by any of the Selling Shareholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, any of the Selling Shareholders may from time to time offer the Common Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Shareholders and/or the purchasers of shares for whom they may act as agent. Sales may be made on the Nasdaq National Market or in private transactions. In addition to sales of Common Stock pursuant to the Registration Statement of which this Prospectus is a part, the Selling Shareholders may sell such Common Stock in compliance with Rule 144 promulgated under the Act.

     The Selling Shareholders and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any profit on the resale of the Common Stock purchased by them might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     Pursuant to the Common Stock Purchase Agreement dated September 28, 1997 between the Company and the Selling Shareholders, the Company has agreed to register the Selling Shareholders' Common Stock under applicable Federal and state securities laws under certain circumstances and at certain times. The Company will pay substantially all of the expenses incident to the offering and sale of the Common Stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. Such expenses (excluding such commissions and discounts) are estimated to be $40,000. The above-referenced agreement provides for cross-indemnification of the Selling Shareholders and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Common Stock.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The audited financial statements incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

    No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof.

                             _____________________

                               TABLE OF CONTENTS

                                                                                       Page
                                                                                       ----
Available Information.................................................................   2
Incorporation of Certain Documents by Reference.......................................   2
The Company...........................................................................   4
Risk Factors..........................................................................   4
Use of Proceeds.......................................................................   8
Selling Shareholders..................................................................   9
Plan of Distribution..................................................................  10
Legal Matters.........................................................................  10
Experts...............................................................................  10

                             _____________________